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                             June 16, 2021

       Tillman U. Gerngross, Ph.D.
       Chief Executive Officer
       Adagio Therapeutics, Inc.
       303 Wyman Street, Suite 300
       Waltham, MA 02451

                                                        Re: Adagio
Therapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 21,
2021
                                                            CIK No. 0001832038

       Dear Dr. Gerngross:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted May 21, 2021

       Prospectus Summary
       Overview, page 1

   1. We note your disclosure on page 1 that "ADG20 has demonstrated an ability to potently neutralize SARS-CoV-2,"
that "[p]otent neutralization has translated into the ability to conveniently deliver
ADG20 as a single . . . injection," that "[i]nterim data has demonstrated safety
[and] tolerability." As safety and efficacy determinations are solely within the FDA's
authority and they continue to be evaluated throughout all phases of clinical trials, please
remove these and any such references in your prospectus. In your
                                                        Business section, you
may present clinical trial endpoints and objective data resulting from trials without
concluding efficacy and you may state that your product candidates
 Tillman U. Gerngross, Ph.D.
FirstName  LastNameTillman  U. Gerngross, Ph.D.
Adagio Therapeutics, Inc.
Comapany
June       NameAdagio Therapeutics, Inc.
     16, 2021
June 16,
Page 2 2021 Page 2
FirstName LastName
         have been well tolerated, if accurate. Please revise these and similar statements here and throughout the document that profess or imply safety or efficacy. ADG20: Our Solution for the Treatment and Prevention of COVID-19, page 3

2. We note your disclosure on page 4 that your STAMP trial is "a combined Phase 2/3 clinical trial designed to provide a rapid path to authorization, marketing approval and commercial launch" and on page 5 that your strategy is to "rapidly complete development and obtain global approval for...ADG20." Please replace your use of the terms "rapid"
         and "rapidly" with specific disclosure regarding the development or regulatory approval process that you believe will abbreviate your path towards commercialization. In this regard, we note your disclosure on pages 19 and 20 that clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain and depends on numerous factors.
Risk Factors
Risks Related to the Manufacturing of our Product Candidates, page 32

3. In the risk factor on page 34, you discuss your relationship with WuXi, a CDMO in
         China. In the next risk factor on page 36, you disclose your reliance on a sole supplier of the purification resins and cell culture media and a Chinese CDMO, without identifying those companies. Revise to clarify if you are referring to WuXi, and if not, name the other entity or entities. We note the discussion of WuXi on page 136 and elsewhere in the prospectus. Refer to Item 101(h)(4)(v) of Regulation S-K.
Risks Related to This Offering, Ownership of Our Common Stock and Our Status as a Public
Company, page 72

4. Please revise the exclusive forum risk factor beginning on page 78 to disclose that there is also a risk that your forum selection provisions may result in increased costs for investors to bring a claim.
Market and Industry Data, page 84

5. You state here regarding third party research relied upon or cited in your document that
         "the sources of such data cannot guarantee the accuracy or completeness of such information" and "while we are not aware of any misstatements regarding the third-party information and we believe that each of these studies and publications is reliable," the risks cited in the prospectus and "other factors could cause results to differ materially from those expressed in the estimates made by third parties." These statements may imply an inappropriate disclaimer of responsibility with respect to the third party information and your own research. Please either delete these statements or specifically state that you are liable for the disclosure in your document.
 Tillman U. Gerngross, Ph.D.
FirstName  LastNameTillman  U. Gerngross, Ph.D.
Adagio Therapeutics, Inc.
Comapany
June       NameAdagio Therapeutics, Inc.
     16, 2021
June 16,
Page 3 2021 Page 3
FirstName LastName
Business, page 112

6. Revise the graphics throughout this section so the fonts are large enough to be legible.
         We note in particular the graphics on pages 124 and 129.
Preclinical Data, page 125

7. We note the table on page 126 that depicts the potency and neutralizing activity of
         ADG20 and what appear to be other products in development. Please confirm whether the rows below ADG20 depict other products in development and disclose how these specific products were chosen to compare against ADG20.
Manufacturing Strategy, page 136

8. Please expand your discussion of the WuXi cell license agreement to disclose the royalty rate or a reasonable range not exceeding 10 percentage points, the royalty term, and the amount required to buy out your royalty obligations.
Licenses, Collaborations and Partnerships, page 137

9. Revise your disclosure of the agreements with Adimab to more specifically disclose the fees payable to them, which are currently described as in the "low six-digit' and "low seven-digit" dollar amounts. Please also disclose the total payments made to date.
Principal Stockholders, page 181

10. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by entities affiliated with GV. Refer to Item 403 of Regulation S-K.
Exhibits

11. Please file as exhibits to the registration statement the employment or consulting agreements with each of your named executive officers. Refer to Item 601(b)(10)(iii) of
         Regulation S-K.
General

12. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Tillman U. Gerngross, Ph.D.
Adagio Therapeutics, Inc.
June 16, 2021
Page 4

       You may contact Tara Harkins at 202-551-3639 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Abby Adams at 202-551-6902 or Irene Paik at 202-551-6553 with any other questions.



                                                         Sincerely,
FirstName LastNameTillman U. Gerngross, Ph.D.
                                                         Division of
Corporation Finance
Comapany NameAdagio Therapeutics, Inc.
                                                         Office of Life
Sciences
June 16, 2021 Page 4
cc:       Divakar Gupta
FirstName LastName